UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

2 and 3 Eldon Street, Fifth Floor
London EC2M 7LS
United Kingdom
(Address of principal executive offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Brightstar Lottery PLC Announces Tender Offer and a Benchmark Offering of Senior Secured Notes Due 2032

On September 8, 2026, Brightstar Lottery PLC (NYSE: BRSL) (the “Company”) announced the commencement of a tender offer (the “Offer”) for any and all of the Regulation S interests in its outstanding €500,000,000 2.375% Senior Secured Notes due 2028 (the “Notes”), upon the terms and subject to the conditions set forth in a tender offer memorandum dated September 8, 2026 (the “Tender Offer Memorandum”).

The Company also announced a benchmark offering (the “Offering”) of euro-denominated senior secured notes due 2032 (the “New Notes”). The New Notes will be guaranteed on a senior basis by certain of the Company’s wholly owned subsidiaries. Application has been made for the New Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin.

The Company intends to use the gross proceeds from the Offering to (i) pay the purchase price for the Regulation S interests in the Notes purchased pursuant to the Offer and accrued and unpaid interest thereon, (ii) repay utilizations under its senior revolving credit facilities and (iii) pay fees and expenses incurred in connection with the Offer and the Offering. The purpose of the Offer and the Offering is to extend the weighted average maturity of the Company’s debt. The closing of the Offering is a condition to the Offer, although the Company may waive that condition in whole or in part.

The Offer is being made solely pursuant to the Tender Offer Memorandum, which sets forth the complete terms and conditions of the Offer. A copy of the news release relating to the Offer and the Offering is furnished as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein.

The information contained in this report on Form 6-K shall not constitute an offer to sell, or the solicitation of an offer to purchase, the Notes, the New Notes or any other securities of the Company. The Offer is being made only in jurisdictions in which it is permitted under applicable law and solely pursuant to the Tender Offer Memorandum.

Exhibit Number	Description

99.1	News Release “Brightstar Lottery PLC Announces Tender Offer and a Benchmark Offering of Senior Secured Notes Due 2032” dated September 8, 2026

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “Brightstar Lottery PLC Announces Tender Offer and a Benchmark Offering of Senior Secured Notes Due 2032” dated September 8, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2026	BRIGHTSTAR LOTTERY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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